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SEC FILE
8- 42883

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
DEC 7 2018
Washington DC
406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2017 (MM/DD/YY) AND ENDING 09/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Buttonwood Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Deming Way Suite 100
(No. and Street)

Madison (City) WI (State) 53717 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tami Strang 608-827-6400 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

2018 DEC 21 PM 4:21 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gregory S. Rademacher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buttonwood Partners, Inc, as of September 30th, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gregory Rademacher
Signature

President
Title

Shelby L. Mulcahy
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

SHELBY L. MULCAHY NOTARY PUBLIC STATE OF WISCONSIN

State of Wisconsin
County of Dane
Subscribed and sworn to (or affirmed) before me on this 10 day of December 2018

Gregory Rademacher proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Shelby L Mulcahy, Commission Expires 3.25.2022

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Buttonwood Partners, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Buttonwood Partners, Inc. (the "Company") as of September 30, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
December 11, 2018

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Statement of Financial Condition
September 30, 2018

ASSETS

Assets		
Cash	$	100,072
Due from Clearing Broker		131,625
Deposit with Clearing Broker		75,000
Unallowable Receivable		5,090
Furniture and Equipment, net of accumulated depreciation		25,325
Total Assets	$	337,112

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued Salary and Benefits	$	138,890
Accounts Payable		12,829
Total Liabilities		151,719
Stockholders' Equity		
Common Stock, $1 par value; 56,000 shares authorized, 1,800 shares issued and outstanding		1,800
Additional Paid-In Capital		178,200
Retained Earnings		5,393
Total Stockholders' Equity		185,393
Total Liabilities and Stockholders' Equity	$	337,112

The accompanying notes to financial statements
are an integral part of these statements.

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Statement of Income
Year Ended September 30, 2018

Revenues:	
Commissions	$ 2,011,963
Investment Advisory Fees	126,108
Other Income	360,341
Total Revenues	2,498,412
Expenses:	
Employee Salaries and Benefits	1,985,207
Clearing Expenses	92,742
Rent and Occupancy	149,726
Quotation Services	15,111
Licenses and Regulatory Fees	78,027
Other	176,074
Total Expenses	2,496,887
Net Income before provision for income taxes (benefit)	1,525
Provision for income taxes (benefit)	(1,671)
Net Income	$ 3,196

The accompanying notes to financial statements
are an integral part of these statements.

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Statement of Changes in Stockholders' Equity

Year Ended September 30,2018

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Balance, September 30, 2017	$ 1,800	$ 178,200	$ 2,197	$ 182,197
Net Income	---	---	3,196	3,196
Balance, September 30, 2018	$ 1,800	$ 178,200	$ 5,393	$ 185,393

The accompanying notes to financial statements
are an integral part of these statements.

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Statement Cash Flows
Year Ended September 30, 2018

Cash Flows from operating activities:		
Net Income	$	3,196
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		5,073
Loss on disposition of furniture and equipment		226
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Commissions receivable		(12,088)
Unallowable receivables		9,347
Accounts payable		(22,256)
Accrued salaries and benefits		37,146
Net Cash provided by operating activities		20,644
Increase in cash and equivalents		15,890
Cash beginning of year		84,182
Cash end of year	$	100,072

Supplemental disclosures of cash:

Interest Paid	$ 127
Taxes paid	$86

The accompanying notes to financial statements are an integral part of these statements.

Buttonwood Partners, Inc.
Notes to Financial Statements September 30, 2018

Business Activity

Buttonwood Partners, Inc. (the "Company") was formed in Wisconsin on March 15, 1990, for the purpose of conducting business as a registered broker-dealer in securities and as a registered investment advisor with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company has an office in Madison, Wisconsin, and serves primarily individual customers in the Midwest.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Method of Accounting

The Company utilizes the accrual method of accounting for financial purposes.

Cash

Cash includes a non-interest bearing checking account.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly in advance based on a predetermined percentage of the total assets in customer accounts, but are recognized as earned on a pro rata basis in accordance with contractual arrangements.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the year ended September 30, 2018, was $7,775.

Due from Clearing Broker

Receivable from clearing broker includes commissions earned on securities transactions, and proprietary trading proceeds. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectable accounts are immaterial.

Subsequent Events

The Company has evaluated events subsequent to the date of the financial statements for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2018, the Company's net capital and required net capital were $154,978 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was .98 to 1.

There is a difference of $2,084 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$157,062
Adjustments		
Retained Earnings	$ 43	
Non-allowable assets	$ (2,127)	
		(2,084)
Net capital per audited statements		$ 154,978

Deposit with Clearing Broker

In accordance with the agreement with its clearing broker, National Financial Services, LLC (NFS), the Company maintains a cash deposit with NFS in the amount of $75,000. The Company is dependent on NFS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission.

Furniture and Equipment

Furniture and equipment consisted of the following at September 30, 2018:

		Useful Lives
Office equipment	$ 77,698	5-7
Furniture and fixtures	39,541	5-7
Artwork	9,573	5-7
	126,812	
Less depreciation	(101,489)	
	$ 25,323	

Depreciation expense for the year ended September 30, 2018 was $5,073.

Commitments

The Company leases its Madison, Wisconsin office space under an operating lease that expires April 30, 2020. Total rental expense incurred was $149,726, excluding the effects of any related expense reimbursements from Affiliates for the year ended September 30, 2018. The future minimum lease payments are as follows:

2019	$152,672
2020	$ 90,598
Total Commitments	$ 243,270

Employee Benefit Plan

The Company provides a Simplified Employee Pension Plan (the Plan) with a salary reduction option for its employees. Under the Plan, employees must be at least 21 years of age and have worked for the Company for at least six months to be eligible to participate. Each eligible employee may defer up to 25 percent of their compensation, not to exceed the annual exclusion limit. The Company makes a contribution of 7 percent of each eligible employee's compensation. The Company's contribution to the Plan totaled $90,697 for the year ended September 30, 2018.

Related-Party Activity

The Company provided non-broker related office expenses and employee services to Sycamore Investment Consulting Services, LLC, an affiliated investment consulting firm. Sycamore partners Christopher Bugg and Gregory Rademacher share common ownership with Buttonwood Partners. The Company received reimbursement for providing such services of $124,150 from the Affiliate for the fiscal year ended September 30, 2018. This amount is recorded as other income in the Statement of Income.

Off-Balance-Sheet Risk and Concentration of Credit Risk

Customer transactions are introduced to and cleared through the Company's clearing broker, NFS, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or it's clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Buttonwood Partners, Inc.
Notes to Financial Statements September 30, 2018
Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management it is more likely than not that some portion of all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of change in tax laws and rates on the date of enactment.

The FASB provides guidance for how uncertain tax provisions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense and liability in the current year. For the year ended September 30, 2018, management recorded total tax expense of $2,170 which was offset by a $3,841refund from the previous year for a net tax benefit of $1,671.

The Company is no longer subject to U.S, federal or state tax return examinations for years before September 30, 2015 and September 30, 2014, respectively.

Recently Issued Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), applies to contracts with customers to transfer goods or services and contracts to transfer nonfinancial assets unless those contracts are within the scope of other standards (for example, lease transactions). The update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The update is effective for annual periods beginning after December 15, 2017. The Company has evaluated the impact of ASU 2014-09 on the Company's consolidated financial statements and related disclosures and determined there is no material impact.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of- use asset, representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of operations, while for operating leases, such amounts should be recognized as a combined expense in the statements of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is evaluating the effect of ASU 2016-02 on its consolidated statement of financial condition and on net capital.

BUTTONWOOD PARTNERS, INC.
Madison, Wisconsin

Schedule I
September 30, 2018

Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1

Aggregate Indebtedness	
Accrued salaries and benefits	$ 138,890
Accounts payable	12,829
Total Aggregate Indebtedness	$ 151,719
Minimum required net capital (6 2/3% of aggregate indebtedness)	$ 10,115

Computation of Basic Net Capital Requirement:

Stockholders' equity	$ 185,393
Nonallowable Assets	
Deductions:	
Furniture and equipment	(25,325)
Unallowable receivable	(5,090)
Total nonallowable assets	(30,415)
Net Capital	154,978
Net capital requirement (minimum)	50,000
Capital in excess of minimum requirement	$ 104,978
Ratio of aggregate indebtedness to net capital	.98 to 1

There is a difference of $2,084 between the computation of net capital under the net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Buttonwood Partners, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Buttonwood Partners, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

See report of independent registered public accounting firm

Buttonwood Partners, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended September 30, 2018

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Buttonwood Partners, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Buttonwood Partners, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Buttonwood Partners, Inc. stated that Buttonwood Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Buttonwood Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Buttonwood Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.
Certified Public Accountants

Northridge, California
December 11, 2018

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Assertions Regarding Exemption Provisions

We, as members of management of Buttonwood Partners, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending October 1, 2017 through September 30, 2018.

Buttonwood Partners, Inc.

By:

Gregory S. Rademacher, President

Buttonwood Partners, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended September 30, 2018

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Buttonwood Partners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Buttonwood Partners, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Buttonwood Partners, Inc. (the "Company") for the year ended September 30, 2018, solely to assist you and SIPC in evaluating Buttonwood Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.
Certified Public Accountants

Northridge, California
December 11, 2018

Buttonwood Partners, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended September 30, 2018

		Amount
Total assessment	$	531
SIPC-6 general assessment		
Payment made on April 28, 2018		(296)
SIPC-7 general assessment		
Payment made on October 23, 2018		(235)
Total assessment balance		
(overpayment carried forward)	$	-